Via EDGAR

November 4, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Third Coast Bancshares, Inc.
Registration Statement on Form S-1 (as amended)
File No. 333-260291

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), as underwriters of the proposed initial public offering of the common stock of Third Coast Bancshares, Inc., a Texas corporation (the “Company”), we hereby respectfully join the Company’s request that the effective date of the above referenced Registration Statement on Form S-1 (File No. 333-260291) be accelerated by the Securities and Exchange Commission to 4:00 p.m., Eastern Time, on November 8, 2021, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, and in connection with the foregoing, we wish to advise you that the underwriters have distributed approximately 715 copies of the preliminary prospectus dated November 1, 2021, through the date hereof, to prospective underwriters, institutional investors, dealers, and others.

The undersigned hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above issue.

Respectfully,

Stephens Inc.
Piper Sandler & Co.
Deutsche Bank Securities, Inc.

STEPHENS INC.

By:	/s/ Scott Studwell
Scott Studwell
Managing Director

PIPER SANDLER & CO.

By:	/s/ Jennifer Docherty
Jennifer Docherty
Managing Director

DEUTSCHE BANK SECURITIES, INC.

By:	/s/ Bruce Harting
Bruce Harting
Managing Director

By:	/s/ John Perry
John Perry
Director